FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Director,
Managing Executive Officer and General Manager of Corporate Financial & Accounting Group

Date : October 30, 2009

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Six Months Ended September 30, 2009

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Six Months Ended September 30, 2009

The consolidated financial information is prepared using accounting principles generally accepted in the United States of America.

1. Consolidated Financial Information for the Six Months Ended September 30, 2009:

(1) Consolidated results of operations:

	(Japanese yen)
	Six months ended September 30,
	2008	2009
Net sales	¥658,717 million	¥483,903 million
% change from the previous period	3.5%	(26.5)%

Profit from operations	62,229 million	8,858 million
% change from the previous period	(8.2)%	(85.8)%

Income before income taxes	74,008 million	17,148 million
% change from the previous period	(9.2)%	(76.8)%

Net income attributable to shareholders of Kyocera Corporation	45,249 million	8,728 million
% change from the previous period	(10.6)%	(80.7)%

Earnings per share:
Net income attributable to shareholders of Kyocera Corporation
Basic	¥238.63	¥47.56
Diluted	238.52	47.56

Net income attributable to shareholders of Kyocera Corporation is computed in the same manner as net income for the year ended March 31, 2009.

(2) Consolidated financial position:
	(Japanese yen)
	March 31, 2009	September 30, 2009
Total assets	¥1,773,802 million	¥1,792,604 million
Kyocera Corporation shareholders’ equity	1,323,663 million	1,322,574 million
Kyocera Corporation shareholders’ equity to total assets	74.6%	73.8%
Kyocera Corporation shareholders’ equity per share	¥7,212.32	¥7,206.51

2. Dividends:

	(Japanese yen)
	Year ended March 31, 2009	Year ending March 31, 2010
Interim dividends per share	¥60	¥60
Year-end dividends per share	60	60	(forecast)
Annual dividends per share	¥120	¥120	(forecast)

3. Consolidated Financial Forecast for the Year Ending March 31, 2010:

(Japanese yen)
Year ending March 31, 2010
Net sales	¥1,040,000 million
% change from the previous year	(7.8)%
Profit from operations	44,000 million
% change from the previous year	1.3%
Income before income taxes	57,000 million
% change from the previous year	1.8%
Net income attributable to shareholders of Kyocera Corporation	34,000 million
% change from the previous year	15.2%

Note :
Forecast of earnings per share attributable to shareholders of Kyocera Corporation:	¥185.26

Net income attributable to shareholders of Kyocera Corporation is computed in the same manner as net income for the year ended March 31, 2009.

Forecast of earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares outstanding during the six months ended September 30, 2009.

4. Others:

(1) Increase or decrease in significant subsidiaries during the six months ended September 30, 2009:

None.

(2) Adoption of concise quarterly accounting method or procedure:

Not applicable.

(3) Changes in accounting principles, procedures and financial statements’ presentation:

Changes due to adoption of new accounting standards:

Please refer to the accompanying “4. Other Information” on page 14.

Changes due to other than adoption of new accounting standards:

None.

(4) Number of shares (common stock):

	March 31, 2009	September 30, 2009
Number of shares issued	191,309,290	191,309,290
Number of shares in treasury	7,781,256	7,784,368

	Six months ended September 30,
	2008	2009
Average number of shares outstanding	189,620,883	183,526,234

Instruction for forecasts and other notes:

With regard to the premise of the forecasts set forth elsewhere in this Form 6-K, please refer to the accompanying “Forward-Looking Statements” on page 13.

Business Results, Financial Conditions and Prospects

1. Business Results for the Six Months Ended September 30, 2009

(1) Economic Situation and Business Environment

In the six months ended September 30, 2009 (the “first half”), overseas economies registered indications of recovery as corporate production activities expanded, driven by economic stimulus packages and financial measures in various countries. In the Japanese economy, inventory adjustments in the manufacturing industry ended and exports increased, while personal consumption showed signs of improvement, supported by an economic stimulus package. However, private capital investment remained at a low level, resulting in only moderate economic recovery.

Amid this economic environment, in the digital consumer equipment market, which is a principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), production activities hit bottom in the three months ended March 31, 2009 and have picked up since the beginning of the year started from April 1, 2009, notably for mobile phone handsets and personal computers (PCs). Demand for components used in such equipment has increased as a result, although stopping short of genuine recovery and remaining at a low level compared with the six months ended September 30, 2008 (the “previous first half”), which reflects a continuation of the harsh business environment.

(2) Consolidated Financial Results

Demand for components fell compared with the previous first half, while sales of mobile phone handsets were down in Japan and overseas, and sales of information equipment decreased due primarily to curtailed information technology investment. In addition, the yen appreciated against the Euro and U.S. dollar. As a result, consolidated net sales in the first half decreased by 26.5% compared with the previous first half to ¥483,903 million.

In this harsh business environment featuring significantly reduced sales, Kyocera promoted comprehensive cost-cutting measures that included reducing production costs and worked to improve productivity throughout the Kyocera Group. Despite these efforts, profit from operations for the first half was down 85.8% compared with the previous first half to ¥8,858 million. Income before income taxes for the first half decreased by 76.8% compared with the previous first half to ¥17,148 million, and net income attributable to shareholders of Kyocera Corporation for the first half amounted to ¥8,728 million, a decrease of 80.7% compared with the previous first half.

Average exchange rates for the first half were ¥95 to the U.S. dollar and ¥133 to the Euro, marking appreciation by ¥11 (approximately 10%) and ¥30 (approximately 18%), respectively, compared with those of the previous first half. As a result of the yen’s appreciation, net sales and income before income taxes for the first half were down by approximately ¥45.0 billion and ¥13.5 billion, respectively, compared with the previous first half.

	(Yen in millions, except per share amounts and exchange rates)
	Six months ended September 30,				Increase (Decrease) %
	2008		2009
	Amount	%	Amount	%
Net sales	¥658,717	100.0	¥483,903	100.0	(26.5)
Profit from operations	¥62,229	9.4	¥8,858	1.8	(85.8)
Income before income taxes	¥74,008	11.2	¥17,148	3.5	(76.8)
Net income attributable to shareholders of Kyocera Corporation	¥45,249	6.9	¥8,728	1.8	(80.7)
Diluted earnings per share attributable to shareholders of Kyocera Corporation	¥238.52	—	¥47.56	—	—
Average US$ exchange rate	¥106	—	¥95	—	—
Average Euro exchange rate	¥163	—	¥133	—	—

Note:

Net income attributable to shareholders of Kyocera Corporation is computed in the same manner as net income for the six months ended September 30, 2008.

(3) Consolidated results by reporting segment

(i) Components Business:

For the first half, sales in the components business decreased by 28.7% to ¥245,081 million, and operating profit decreased by 86.2% to ¥5,579 million compared with the previous first half.

1) Fine Ceramic Parts Group

This reporting segment includes fine ceramic parts and automotive components.

Although demand for digital consumer equipment parts, such as sapphire substrates for LEDs, showed a trend toward recovery in the first half, it was nonetheless down compared with the previous first half. In addition, demand remained low in semiconductor fabrication equipment components and automotive components compared with the previous first half, despite signs of recovery primarily due to the end of inventory adjustment by customers. As a result, sales and operating profit both decreased for the first half compared with the previous first half.

2) Semiconductor Parts Group

This reporting segment includes ceramic packages and organic packages, etc.

Demand for ceramic packages, mainly for crystal and SAW devices and for CCD/CMOS image sensors, showed a trend toward recovery in line with resurgence in production, particularly for mobile phone handsets and digital cameras. However, sales and operating profit in this reporting segment for the first half decreased, falling short of the level recorded in the previous first half, when demand was strong.

3) Applied Ceramic Products Group

This reporting segment includes solar power generating systems, cutting tools, medical and dental implants, as well as jewelry and applied ceramic related products.

For the solar energy business, solid sales in the Japanese market were recorded due to rapid expansion of demand on the back of governmental subsidy policies, while overall sales in this business in the first half decreased compared with the previous first half due to sluggish demand in European and U.S. markets coupled with price declines and the yen’s appreciation. In addition, production activities in automotive related industries were at a low level, driving a decrease in demand for cutting tools. As a result, overall sales and operating profit in this reporting segment both decreased for the first half when compared with the previous first half.

4) Electronic Device Group

This reporting segment includes electronic components such as various types of capacitors, crystal related products and connectors, and thin-film products such as thermal printheads.

Although demand for ceramic capacitors, crystal-related components and connectors for the first half increased due to recovery in digital consumer equipment production activity due to the end of inventory adjustments by customers, it fell short of levels recorded in the previous first half. Adding in the impact of appreciation of the yen, sales and operating profit for the first half both decreased in this reporting segment compared with the previous first half.

(ii) Equipment Business:

Sales in the equipment business for the first half decreased by 26.9% to ¥190,900 million compared with the previous first half, and operating profit decreased by 91.3% to ¥857 million compared with the previous first half.

1) Telecommunications Equipment Group

This reporting segment includes mobile phone handsets and PHS related products, etc.

Sales in this reporting segment for the first half decreased substantially compared with the previous first half due to weakened replacement demand for mobile phone handsets in the Japanese market, while sales of mobile phone handsets also decreased in the U.S. market due to declining personal consumption and to a cyclical low for Kyocera’s new handset model introductions. Operating loss even expanded for the first half compared with the previous first half due to the decline in sales despite efforts to streamline operations, including reorganization of development and sales systems, and comprehensive cost reductions aimed at boosting profitability going forward.

2) Information Equipment Group

This reporting segment includes ECOSYS brand printers and digital MFPs, etc.

In July 2009, Kyocera newly made two Korean distributors of document equipment consolidated subsidiaries through acquisitions of their common stock in order to expand sales in the Asian market. Nonetheless, stagnant global demand caused by a severe curtailment of information technology investment coupled with a decline in selling prices and appreciation of the yen for the first half led to a decrease in sales compared with the previous first half. Operating profit for the first half was down from the previous first half despite the recording of gains from sales of real estates overseas.

(iii) Others

This reporting segment includes various information and communications technology services and materials for electronic components, etc.

Sales in the Information and Communication Technologies (ICT) business and telecommunications engineering business decreased due to a curtailment of investment for telecommunications infrastructure. Demand for materials for electronic components also decreased due to stagnation in production for various electronic devices. As a result, sales in this reporting segment for the first half decreased by 12.8% compared with the previous first half to ¥57,825 million. Operating profit for the first half decreased by 87.0% compared with the previous first half to ¥1,798 million due to a decline in sales and the absence of a gain on sale of real estates recorded in the previous first half in the amount of approximately ¥10.6 billion.

Consolidated Sales by Reporting Segment

	(Yen in millions)
	Six months ended September 30,				Increase (Decrease) %
	2008		2009
	Amount	%	Amount	%
Fine Ceramic Parts Group	¥37,345	5.6	¥21,521	4.4	(42.4)
Semiconductor Parts Group	82,272	12.5	62,216	12.9	(24.4)
Applied Ceramic Products Group	86,253	13.1	66,883	13.8	(22.5)
Electronic Device Group	138,018	21.0	94,461	19.5	(31.6)

Total Components Business	343,888	52.2	245,081	50.6	(28.7)
Telecommunications Equipment Group	135,418	20.5	79,749	16.5	(41.1)
Information Equipment Group	125,737	19.1	111,151	23.0	(11.6)

Total Equipment Business	261,155	39.6	190,900	39.5	(26.9)
Others	66,306	10.1	57,825	11.9	(12.8)
Adjustments and eliminations	(12,632)	(1.9)	(9,903)	(2.0)	—

Net sales	¥658,717	100.0	¥483,903	100.0	(26.5)

Consolidated Operating Profit (loss) by Reporting Segment

	(Yen in millions)
	Six months ended September 30,				Increase (Decrease) %
	2008		2009
	Amount	%*	Amount	%*
Fine Ceramic Parts Group	¥2,886	7.7	¥(3,583)	—	—
Semiconductor Parts Group	10,725	13.0	4,470	7.2	(58.3)
Applied Ceramic Products Group	20,728	24.0	4,364	6.5	(78.9)
Electronic Device Group	6,033	4.4	328	0.3	(94.6)

Total Components Business	40,372	11.7	5,579	2.3	(86.2)
Telecommunications Equipment Group	(2,373)	—	(7,503)	—	—
Information Equipment Group	12,199	9.7	8,360	7.5	(31.5)

Total Equipment Business	9,826	3.8	857	0.4	(91.3)
Others	13,869	20.9	1,798	3.1	(87.0)

Operating profit	64,067	9.7	8,234	1.7	(87.1)

Corporate	6,235	—	7,312	—	17.3
Equity in earnings of affiliates and unconsolidated subsidiaries	3,558	—	1,497	—	(57.9)
Adjustments and eliminations	148	—	105	—	(29.1)

Income before income taxes	¥74,008	11.2	¥17,148	3.5	(76.8)

*	% to net sales of each corresponding segment

(4) Consolidated Sales by Geographic Area

	(Yen in millions)
	Six months ended September 30,				Increase (Decrease) %
	2008		2009
	Amount	%	Amount	%
Japan	¥269,168	40.9	¥199,716	41.3	(25.8)
Europe	118,078	17.9	93,750	19.4	(20.6)
United States of America	117,174	17.8	84,750	17.5	(27.7)
Asia	111,834	17.0	82,156	17.0	(26.5)
Others	42,463	6.4	23,531	4.8	(44.6)

Net sales	¥658,717	100.0	¥483,903	100.0	(26.5)

Sales decreased in all geographic areas due to harsh business situation caused by sluggish global economies.

1) Japan

Sales decreased compared with the previous first half due to a decline in sales in the Telecommunications Equipment Group, especially mobile phone handsets, and to a decline in components demand as a whole, although sales increased in the solar energy business in the Applied Ceramic Products Group.

2) Europe

Sales decreased compared with the previous first half due mainly to a decline in demand of the Electronic Device Group, the Applied Ceramic Products Group and the Information Equipment Group, coupled with the impact of appreciation of the yen.

3) United States of America

Sales decreased compared with the previous first half due mainly to a decline in sales in mobile phone handsets in the Telecommunications Equipment Group and the Electronic Device Group.

4) Asia

Sales decreased compared with the previous first half due mainly to a decline in sales in the components business due to stagnant production of digital consumer equipment such as mobile phone handsets and PCs.

5) Others

Sales decreased compared with the previous first half due to a decline in sales in mobile phone handsets in the Telecommunications Equipment Group and the Information Equipment Group.

2. Consolidated Financial Position

Consolidated Cash Flows

Cash and cash equivalents at September 30, 2009 increased by ¥30,381 million to ¥299,628 million compared with those at March 31, 2009.

	(Yen in millions)
	Six months ended September 30,
	2008	2009
Cash flows from operating activities	¥67,480	¥67,806
Cash flows from investing activities	(166,912)	(5,004)
Cash flows from financing activities	(14,191)	(23,133)
Effect of exchange rate changes on cash and cash equivalents	1,863	(9,288)
Net increase (decrease) in cash and cash equivalents	(111,760)	30,381
Cash and cash equivalents at beginning of period	447,586	269,247
Cash and cash equivalents at end of period	¥335,826	¥299,628

(1) Cash flow from operating activities

Net cash provided by operating activities in the first half increased by ¥326 million to ¥67,806 million from ¥67,480 million in the previous first half. This was primarily related to an increase in accounts payable, which significantly decreased in the previous first half, and a decrease in net income.

(2) Cash flow from investing activities

Net cash used in investing activities in the first half decreased by ¥161,908 million to ¥5,004 million from ¥166,912 million in the previous first half. This was due mainly to decreases in payments for property, plant and equipment and intangible assets, and acquisitions of businesses as well as an increase in withdrawal of certificate deposits and time deposits.

(3) Cash flow from financing activities

Net cash used in financing activities in the first half increased by ¥8,942 million to ¥23,133 million from ¥14,191 million in the previous first half. This was due mainly to increases in payments of short-term borrowings and long-term debt.

3. Consolidated Financial Forecasts for the Year Ending March 31, 2010

In the first half, solar energy product prices continued to face conditions that were tougher than expected overseas, while production activity for digital consumer equipment recovered strongly and beyond initial projections, and demand for components mainly in the Semiconductor Parts Group expanded steadily. In terms of demand for components used in digital consumer equipment from the three months ended December 31, 2009 (the “third quarter”) onward, demand trends remain unclear for the period following the Christmas selling season overseas, and accordingly Kyocera has made no changes to sales and profit forecasts for the year ending March 31, 2010 (“fiscal 2010”) announced in April 2009.

Consolidated Forecasts for the year ending March 31, 2010

	(Yen in millions, except per share amounts and exchange rates)
	Fiscal 2009 Results	Fiscal 2010 Forecasts Announced on		Increase (Decrease) to Fiscal 2009 Results %
		April 27, 2009	October 30, 2009
Net sales	¥1,128,586	¥1,040,000	¥1,040,000	(7.8)
Profit from operations	¥43,419	¥44,000	¥44,000	1.3
Income before income taxes	¥55,982	¥57,000	¥57,000	1.8
Net income attributable to shareholders of Kyocera Corporation	¥29,506	¥34,000	¥34,000	15.2
Diluted earnings per share attributable to shareholders of Kyocera Corporation	¥157.23	¥185.26	¥185.26	17.8
Average US$ exchange rate	¥101	¥92	¥92	—
Average Euro exchange rate	¥143	¥123	¥129	—

Notes:

1.	Net income attributable to shareholders of Kyocera Corporation is computed in the same manner as net income for the six months ended September 30, 2008.
2.	Forecast of diluted earnings per share attributable to shareholders of Kyocera Corporation announced on October 30, 2009 is computed based on the diluted average number of shares outstanding during the six months ended September 30, 2009.
3.	The forecast of diluted earnings per share announced previously was computed based on the diluted average number of shares outstanding during the three months ended June 30, 2009.

Although there is continued cause for uncertainty in the business environment from the third quarter onward, particularly trends in the world economy and exchange rates, Kyocera will strive vigorously to secure orders for products where demand is forecast to continue growing, as well as to enhance profitability by further cutting costs and improving productivity, as means to achieve full-year financial forecasts.

As shown on the following page, Kyocera has made certain changes to forecasts in each reporting segment in light of the first half results and the projected business environment from the third quarter onward.

Consolidated Sales by Reporting Segment

	(Yen in millions)
	Fiscal 2009 Results		Fiscal 2010 Forecasts Announced on				Increase (Decrease) to Fiscal 2009 Results %
			April 27, 2009		October 30, 2009
	Amount	%	Amount	%	Amount	%
Fine Ceramic Parts Group	¥61,730	5.4	¥50,000	4.8	¥48,000	4.6	(22.2)
Semiconductor Parts Group	135,137	12.0	110,000	10.6	127,000	12.2	(6.0)
Applied Ceramic Products Group	148,917	13.2	158,000	15.2	148,000	14.2	(0.6)
Electronic Device Group	231,271	20.5	185,000	17.8	190,000	18.3	(17.8)

Total Components Business	577,055	51.1	503,000	48.4	513,000	49.3	(11.1)
Telecommunications Equipment Group	218,758	19.4	200,000	19.2	196,000	18.9	(10.4)
Information Equipment Group	229,297	20.3	234,000	22.5	229,000	22.0	(0.1)

Total Equipment Business	448,055	39.7	434,000	41.7	425,000	40.9	(5.1)
Others	126,043	11.2	123,000	11.8	122,000	11.7	(3.2)
Adjustments and eliminations	(22,567)	(2.0)	(20,000)	(1.9)	(20,000)	(1.9)	—

Net sales	¥1,128,586	100.0	¥1,040,000	100.0	¥1,040,000	100.0	(7.8)

Consolidated Operating Profit by Reporting Segment

	(Yen in millions)
	Fiscal 2009 Results		Fiscal 2010 Forecasts Announced on				Increase (Decrease) to Fiscal 2009 Results %
			April 27, 2009		October 30, 2009
	Amount	%*	Amount	%*	Amount	%*
Fine Ceramic Parts Group	¥(240)	—	¥0	0.0	¥0	0.0	—
Semiconductor Parts Group	8,671	6.4	4,000	3.6	10,500	8.3	21.1
Applied Ceramic Products Group	27,469	18.4	18,000	11.4	11,500	7.8	(58.1)
Electronic Device Group	(4,070)	—	2,000	1.1	5,500	2.9	—

Total Components Business	31,830	5.5	24,000	4.8	27,500	5.4	(13.6)
Telecommunications Equipment Group	(17,713)	—	(6,000)	—	(6,000)	—	—
Information Equipment Group	13,497	5.9	11,000	4.7	15,000	6.6	11.1

Total Equipment Business	(4,216)	—	5,000	1.2	9,000	2.1	—
Others	14,106	11.2	4,000	3.3	3,800	3.1	(73.1)

Operating profit	41,720	3.7	33,000	3.2	40,300	3.9	(3.4)
Corporate and others	14,262	—	24,000	—	16,700	—	17.1

Income before income taxes	¥55,982	5.0	¥57,000	5.5	¥57,000	5.5	1.8

*	% to net sales of each corresponding segment

Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following lists.

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia, particularly China

(2)	Unexpected changes in economic, political and legal conditions in China

(3)	Our ability to develop, launch and produce innovative products, including meeting quality and delivery standards, and our ability to otherwise meet the advancing technological requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components

(4)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes which may adversely affect our production yields and operating results

(5)	Factors that may affect our exports, including a strong yen, political and economic instability, difficulties in collection of accounts receivable, decrease in cost competitiveness of our products, increases in shipping and handling costs, difficulty in staffing and managing international operations and inadequate protection of our intellectual property

(6)	Changes in exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which we make significant sales

(7)	Exposure to credit risk on trade receivables due to customers’ worsening financial condition

(8)	Inability to secure skilled employees, particularly engineering and technical personnel

(9)	Insufficient protection of our trade secrets and patents

(10)	Our continuing to hold licenses to manufacture and sell certain of our products

(11)	The possibility that future initiatives and in-process research and development may not produce the desired results

(12)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect, and may require more cost than expected for integration or impairment losses on goodwill and intangible assets related to the acquisition

(13)	Events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of disease

(14)	The occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located

(15)	The possibility of future tightening of environmental laws and regulations in Japan and other countries which may increase our environmental liability and compliance obligations

(16)	Fluctuations in the value of, and impairment losses on, securities and other assets held by us

(17)	Changes in accounting principles

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

4. Other Information

Change in accounting principles, procedures and financial statements’ presentation:

Recently adopted Accounting Standards

Kyocera adopted the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 105, “Generally Accepted Accounting Principles” (former Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162”) in the three months ended September 30, 2009. This accounting standard compiles all generally accepted accounting principles in the U.S. and establishes “Accounting Standard Codification” as the single official source of authoritative generally accepted accounting standards. The adoption of this accounting standard had no impact on Kyocera’s consolidated results of operations, financial position and cash flows.

Kyocera adopted FASB ASC 805, “Business Combination” (former SFAS No. 141 (revised 2007), “Business Combinations”) in this first half, which requires assets, liabilities and noncontrolling interests be measured at fair value. Under this accounting standard, transaction and restructuring costs are required to be generally expensed, as well as contingent consideration and in-process research and development be recorded at fair value on acquisition date as a part of fair value of acquired business. Any tax adjustment made after the measurement period impacts income tax expenses. This accounting standard also requires companies to recognize an asset acquired or a liability assumed in a business combination that arises from a contingency at fair value, at the acquisition date, if the acquisition-date fair value of that asset or liability can be determined during the measurement period. The adoption of this accounting standard had no material impact on Kyocera’s consolidated results of operations, financial position and cash flows.

Kyocera adopted FASB ASC 810, “Consolidation” (former SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an Amendment of Accounting Research Bulletin No. 51”) in this first half. This accounting standard requires that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions. Upon the adoption of this accounting standard, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and shareholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. The presentation of consolidated statements of income and cash flows has also been changed. In addition, in accordance with a requirement of this accounting standard, certain reclassification of previously reported amounts have been made to the consolidated balance sheet at March 31, 2009, the consolidated statement of income for the six months ended September 30, 2008 and the consolidated statement of cash flow for the six months ended September 30, 2008.

5. Supplemental Information

	(Yen in millions)
	Six months ended September 30,				Increase (Decrease) %
	2008		2009
	Amount	% to net sales	Amount	% to net sales
Capital expenditures	¥36,980	5.6	¥13,562	2.8	(63.3)
Depreciation	¥40,413	6.1	¥29,839	6.2	(26.2)
R&D expenses	¥35,362	5.4	¥26,015	5.4	(26.4)

6. Consolidated Financial Statements

(1) CONSOLIDATED BALANCE SHEETS (Unaudited)

	(Yen in millions)
	September 30, 2009		March 31, 2009		Increase (Decrease)
	Amount	%	Amount	%
Current assets:
Cash and cash equivalents	¥299,628		¥269,247		¥30,381
Short-term investments	195,473		202,143		(6,670)
Trade notes receivables	11,515		13,750		(2,235)
Trade accounts receivables	173,420		158,754		14,666
Less allowances for doubtful accounts and sales returns	(3,820)		(4,669)		849
Inventories	184,315		199,641		(15,326)
Deferred income taxes	37,033		35,187		1,846
Other current assets	70,988		78,263		(7,275)

Total current assets	968,552	54.0	952,316	53.7	16,236

Non-current assets:
Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries	21,563		19,376		2,187
Securities and other investments	369,624		351,849		17,775

Total investments and advances	391,187	21.8	371,225	20.9	19,962
Property, plant and equipment:
Land	56,892		57,077		(185)
Buildings	284,667		288,460		(3,793)
Machinery and equipment	688,751		707,399		(18,648)
Construction in progress	8,162		6,397		1,765
Less accumulated depreciation	(792,977)		(793,279)		302

Total property, plant and equipment	245,495	13.7	266,054	15.0	(20,559)

Goodwill	66,908	3.8	63,226	3.6	3,682
Intangible assets	53,799	3.0	60,077	3.4	(6,278)
Other assets	66,663	3.7	60,904	3.4	5,759

Total non-current assets	824,052	46.0	821,486	46.3	2,566

Total assets	¥1,792,604	100.0	¥1,773,802	100.0	¥18,802

	(Yen in millions)
	September 30, 2009		March 31, 2009		Increase
	Amount	%	Amount	%	(Decrease)
Current liabilities:
Short-term borrowings	¥4,553		¥11,000		¥(6,447)
Current portion of long-term debt	13,613		13,865		(252)
Trade notes and accounts payable	76,353		62,579		13,774
Other notes and accounts payable	42,257		43,452		(1,195)
Accrued payroll and bonus	44,126		41,756		2,370
Accrued income taxes	9,084		7,430		1,654
Other accrued liabilities	26,810		26,967		(157)
Other current liabilities	27,370		30,912		(3,542)

Total current liabilities	244,166	13.6	237,961	13.4	6,205

Non-current liabilities:
Long-term debt	32,525		28,538		3,987
Accrued pension and severance liabilities	32,271		34,567		(2,296)
Deferred income taxes	84,178		71,539		12,639
Other non-current liabilities	18,213		18,109		104

Total non-current liabilities	167,187	9.3	152,753	8.6	14,434

Total liabilities	411,353	22.9	390,714	22.0	20,639

Kyocera Corporation shareholders’ equity:
Common stock	115,703		115,703		—
Additional paid-in capital	163,040		163,151		(111)
Retained earnings	1,147,766		1,150,050		(2,284)
Accumulated other comprehensive income	(53,344)		(54,673)		1,329
Treasury stock, at cost	(50,591)		(50,568)		(23)

Total Kyocera Corporation shareholders’ equity	1,322,574	73.8	1,323,663	74.6	(1,089)

Noncontrolling interests	58,677	3.3	59,425	3.4	(748)

Total equity	1,381,251	77.1	1,383,088	78.0	(1,837)

Total liabilities and equity	¥1,792,604	100.0	¥1,773,802	100.0	¥18,802

Note: Accumulated other comprehensive income is as follows:
	(Yen in millions)
					Increase
	September 30, 2009		March 31, 2009		(Decrease)
Net unrealized gains on securities	¥28,900		¥11,621		¥17,279
Net unrealized losses on derivative financial instruments	¥(190)		¥(145)		¥(45)
Pension adjustments	¥(381)		¥53		¥(434)
Foreign currency translation adjustments	¥(81,673)		¥(66,202)		¥(15,471)

(2) CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	(Yen in millions and shares in thousands, except per share amounts)
	Six months ended September 30,				Increase
	2008		2009		(Decrease)
	Amount	%	Amount	%	Amount	%
Net sales	¥658,717	100.0	¥483,903	100.0	¥(174,814)	(26.5)
Cost of sales	473,285	71.8	369,646	76.4	(103,639)	(21.9)

Gross profit	185,432	28.2	114,257	23.6	(71,175)	(38.4)
Selling, general and administrative expenses	123,203	18.8	105,399	21.8	(17,804)	(14.5)

Profit from operations	62,229	9.4	8,858	1.8	(53,371)	(85.8)
Other income (expenses):
Interest and dividend income	8,271	1.3	6,540	1.3	(1,731)	(20.9)
Interest expense	(406)	(0.1)	(1,500)	(0.3)	(1,094)	—
Foreign currency transaction (losses) gains, net	(125)	(0.0)	852	0.2	977	—
Equity in earnings of affiliates and unconsolidated subsidiaries	3,558	0.5	1,497	0.3	(2,061)	(57.9)
Other, net	481	0.1	901	0.2	420	87.3

Total other income	11,779	1.8	8,290	1.7	(3,489)	(29.6)

Income before income taxes	74,008	11.2	17,148	3.5	(56,860)	(76.8)
Income taxes	26,141	3.9	6,273	1.3	(19,868)	(76.0)

Net income	47,867	7.3	10,875	2.2	(36,992)	(77.3)
Net income attributable to noncontrolling interests	(2,618)	(0.4)	(2,147)	(0.4)	471	—

Net income attributable to shareholders of Kyocera Corporation	¥45,249	6.9	¥8,728	1.8	¥(36,521)	(80.7)

Earnings per share:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥238.63		¥47.56
Diluted	¥238.52		¥47.56
Average number of shares of common stock outstanding :
Basic	189,621		183,526
Diluted	189,706		183,526

Note:

Basic earnings per share attributable to shareholders of Kyocera Corporation was computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation was computed based on the diluted average number of shares of stock outstanding during each period.

(3) CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	(Yen in millions)
	Six months ended September 30,
	2008	2009
Cash flows from operating activities:
Net income	¥47,867	¥10,875
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	47,934	35,894
Write-down of inventories	2,772	7,023
Equity in earnings of affiliates and unconsolidated subsidiaries	(3,558)	(1,497)
Gains on sales of property, plant and equipment, and intangible assets, net	(10,219)	(1,288)
(Increase) decrease in receivables	41,035	(6,950)
(Increase) decrease in inventories	(5,628)	5,488
Increase (decrease) in notes and accounts payable	(41,605)	19,635
Increase (decrease) in accrued income taxes	(8,021)	1,748
Other, net	(3,097)	(3,122)

Net cash provided by operating activities	67,480	67,806

Cash flows from investing activities:
Payments for purchases of securities	(25,534)	(41,461)
Proceeds from sales and maturities of securities	25,255	31,395
Acquisitions of businesses, net of cash acquired	(38,693)	(3,667)
Payments for purchases of property, plant and equipment, and intangible assets	(51,080)	(17,272)
Proceeds from sales of property, plant and equipment, and intangible assets	11,555	770
Acquisition of certificate deposits and time deposits	(187,304)	(171,395)
Withdrawal of certificate deposits and time deposits	99,359	196,854
Other, net	(470)	(228)

Net cash used in investing activities	(166,912)	(5,004)

Cash flows from financing activities:
Decrease in short-term debt	(1,176)	(5,897)
Issuance of long-term debt	—	7,879
Payments of long-term debt	(2,212)	(11,860)
Dividends paid	(12,194)	(11,871)
Purchase of treasury stock	(155)	(25)
Reissuance of treasury stock	2,995	3
Other, net	(1,449)	(1,362)

Net cash used in financing activities	(14,191)	(23,133)

Effect of exchange rate changes on cash and cash equivalents	1,863	(9,288)

Net increase (decrease) in cash and cash equivalents	(111,760)	30,381
Cash and cash equivalents at beginning of period	447,586	269,247

Cash and cash equivalents at end of period	¥335,826	¥299,628

(4) SEGMENT INFORMATION (Unaudited)

1. Reporting segments:

	(Yen in millions)
	Six months ended September 30,		Increase
	2008	2009	(Decrease)
	Amount	Amount	Amount	%
Net sales:
Fine Ceramic Parts Group	¥37,345	¥21,521	¥(15,824)	(42.4)
Semiconductor Parts Group	82,272	62,216	(20,056)	(24.4)
Applied Ceramic Products Group	86,253	66,883	(19,370)	(22.5)
Electronic Device Group	138,018	94,461	(43,557)	(31.6)
Telecommunications Equipment Group	135,418	79,749	(55,669)	(41.1)
Information Equipment Group	125,737	111,151	(14,586)	(11.6)
Others	66,306	57,825	(8,481)	(12.8)
Adjustments and eliminations	(12,632)	(9,903)	2,729	—

	¥658,717	¥483,903	¥(174,814)	(26.5)

Operating profit (loss):
Fine Ceramic Parts Group	¥2,886	¥(3,583)	¥(6,469)	—
Semiconductor Parts Group	10,725	4,470	(6,255)	(58.3)
Applied Ceramic Products Group	20,728	4,364	(16,364)	(78.9)
Electronic Device Group	6,033	328	(5,705)	(94.6)
Telecommunications Equipment Group	(2,373)	(7,503)	(5,130)	—
Information Equipment Group	12,199	8,360	(3,839)	(31.5)
Others	13,869	1,798	(12,071)	(87.0)

	64,067	8,234	(55,833)	(87.1)
Corporate	6,235	7,312	1,077	17.3
Equity in earnings of affiliates and unconsolidated subsidiaries	3,558	1,497	(2,061)	(57.9)
Adjustments and eliminations	148	105	(43)	(29.1)

Income before income taxes	¥74,008	¥17,148	¥(56,860)	(76.8)

2. Geographic segments (Net sales and Operating profit (loss) by geographic area) :

	(Yen in millions)
	Six months ended September 30,		Increase (Decrease)
	2008	2009
	Amount	Amount	Amount	%
Net sales:
Japan	¥283,589	¥207,292	¥(76,297)	(26.9)
Intra-group sales and transfer between geographic areas	218,708	143,142	(75,566)	(34.6)

	502,297	350,434	(151,863)	(30.2)

Europe	122,509	97,000	(25,509)	(20.8)
Intra-group sales and transfer between geographic areas	16,348	12,751	(3,597)	(22.0)

	138,857	109,751	(29,106)	(21.0)

United States of America	141,660	100,509	(41,151)	(29.0)
Intra-group sales and transfer between geographic areas	14,826	11,452	(3,374)	(22.8)

	156,486	111,961	(44,525)	(28.5)

Asia	98,032	70,160	(27,872)	(28.4)
Intra-group sales and transfer between geographic areas	119,132	66,548	(52,584)	(44.1)

	217,164	136,708	(80,456)	(37.0)

Others	12,927	8,942	(3,985)	(30.8)
Intra-group sales and transfer between geographic areas	7,149	6,254	(895)	(12.5)

	20,076	15,196	(4,880)	(24.3)
Adjustments and eliminations	(376,163)	(240,147)	136,016	—

	¥658,717	¥483,903	¥(174,814)	(26.5)

Operating profit (loss):
Japan	¥39,292	¥(1,279)	¥(40,571)	—
Europe	4,373	(1,042)	(5,415)	—
United States of America	2,362	2,154	(208)	(8.8)
Asia	18,700	6,167	(12,533)	(67.0)
Others	635	1,275	640	100.8

	65,362	7,275	(58,087)	(88.9)
Corporate	6,235	7,312	1,077	17.3
Equity in earnings of affiliates and unconsolidated subsidiaries	3,558	1,497	(2,061)	(57.9)
Adjustments and eliminations	(1,147)	1,064	2,211	—

Income before income taxes	¥74,008	¥17,148	¥(56,860)	(76.8)

3. Geographic segments (Net sales by region):

	(Yen in millions)
	Six months ended September 30,				Increase
	2008		2009		(Decrease)
	Amount	%	Amount	%	Amount	%
Japan	¥269,168	40.9	¥199,716	41.3	¥(69,452)	(25.8)
Europe	118,078	17.9	93,750	19.4	(24,328)	(20.6)
United States of America	117,174	17.8	84,750	17.5	(32,424)	(27.7)
Asia	111,834	17.0	82,156	17.0	(29,678)	(26.5)
Others	42,463	6.4	23,531	4.8	(18,932)	(44.6)

Net sales	¥658,717	100.0	¥483,903	100.0	¥(174,814)	(26.5)

Sales outside Japan	¥389,549		¥284,187		¥(105,362)	(27.0)
Sales outside Japan to net sales	59.1%		58.7%

(5) CAUTIONARY STATEMENT FOR PREMISE OF A GOING CONCERN

Not applicable.

(6) CAUTIONARY STATEMENT FOR SIGNIFICANT CHANGES IN EQUITY

Not applicable.